May 12, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	TVI Corporation
File No. 000-10449
Form PRER 14A

Dear Mr. Duchovny:

This letter responds to comments received from the staff by letter dated May 6, 2008 with respect to the above-referenced filing of TVI Corporation (“TVI” or the “Company”). As requested, we have provided explanation and analysis responsive to the comments and, where requested, have included additional disclosure in TVI’s revised Preliminary Proxy Statement, Amendment Number Two, filed herewith. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response.

Revised Preliminary Proxy Statement

General

1.	Please fill in the blanks in your proxy statement.

Response: We have completed all blanks in the proxy statement except for those related to the mailing date as requested.

Cover page

2.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: We have revised the cover page and form of proxy as requested.

Questions and Answers on Voting Procedures, page 1

3.	We note that you and Altman may employ various methods to solicit proxies, including mail, telephone, facsimile, e-mail, or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-5(b) and (c). Please confirm your understanding.

Daniel F. Duchovny, Esq.

May 12, 2008

Response: The Company has been advised of and understands the requirement to file all written soliciting materials, including emails and scripts, under cover of Schedule 14A.

4.	Please revise your disclosure in the first full paragraph of page 4 to state whether each person named is a participant in the solicitation, instead of stating that each person may be considered a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Please also apply this comment to Appendix A.

Response: The Company has made the requested revisions to page 4 and Appendix A.

Proposal One, page 4

5.	Please disclose whether you have obtained the consent to be named in your proxy statement and to serve if elected from each of your nominees. See Rule 14a-4(d).

Response: The Company has included the requested disclosure on page 4.

Security Ownership of Certain Beneficial Owners, page 13

6.	We note your disclosure that the beneficial ownership disclosed “includes securities owned by or for the spouse, children or certain other relatives of such person…” and your inclusion in footnote 2, with respect to Mr. Hammond, of shares held by his daughters. Note that beneficial ownership is defined in Rule 13d-3 and is based on the direct or indirect possession of sole or shared voting and/or dispositive authority, not on familial relationships. Please revise this section accordingly.

Response: The Company has revised the disclosure as requested on page 15.

Proposal Four, page 30

7.	Please provide us with your legal analysis supporting the disclosure (in the penultimate paragraph of this section) regarding the effect of shareholders approving this proposal in light of your having opted into the MUTA provisions of Maryland law. To the extent any of the Other Bender Proposals would also be deemed a “non-binding recommendation” under Maryland law, please disclose that fact and a brief explanation supporting it.

Response: Proposal Four, submitted under Rule 14a-8 of the Proxy Rules, purports to eliminate the Company’s classified board structure by amending Article III, Section 1(c), of the Company’s By-laws. As is discussed below, under Maryland law the proposed By-law amendment cannot be effective to eliminate the Company’s classified board structure and is invalid unless recast as an advisory proposal.

In accordance with Section §3-802(a)(2) of the Maryland General Corporation Law (“MGCL”), the board of directors of the Company (the “Board”) elected to become subject to the Maryland Unsolicited Takeover Act (“MUTA”) in August 2007. MUTA is codified at MGCL §§3-801 through 3-805, inclusive. The Company elected to become subject to all of the provisions of MUTA by adopting a board resolution and filing Articles

Daniel F. Duchovny, Esq.

May 12, 2008

Supplementary to its corporate charter. The Company’s MUTA election and the adoption of Articles Supplementary was reported in a Current Report on Form 8-K filed by the Company on September 5, 2007 (the “MUTA 8-K”).

MGCL §3-803(a)(1) provides that a board of directors may classify its board of directors before the first annual meeting of stockholders after a corporation elects to be subject to MUTA by designating by resolution directors to serve as class I directors, class II directors, and class III directors. As reported in the MUTA 8-K, the Company took this step in conjunction with its election to become subject to MUTA. As expressly provided in MGCL §3-803(a), this classification is effective notwithstanding any contrary provision in the charter or the By-Laws of the Company.

In order to be valid, a corporation’s election not to be subject to any provision of MUTA to which it has previously elected to be subject must be done in the same manner in which it elected to become subject to the provision, including the filing of Articles Supplementary, if applicable. MGCL §3-802(b)(3).

Accordingly, in order to eliminate the Company’s classified board structure adopted pursuant to MUTA, the Company must affirmatively opt-out of MGCL §3-803(a)(1) by adopting a resolution of the Company’s board of directors and filing Articles Supplementary to the Company’s corporate charter. Maryland law is perfectly clear on this point. It is equally clear that the proposed By-law amendment contained in Proposal Four is invalid under Maryland Law and would not eliminate the Company’s current classified board structure. Instead, Proposal Four can only operate as a non-binding recommendation to the Board that it repeal the Company’s MUTA election. This is axiomatic, as a bylaw provision that conflicts with law (e.g., MUTA) or a corporation’s charter is invalid under Maryland law. MGCL §2-110(a).

Other Bender Proposals 2 through 6, which were not submitted pursuant to Rule 14a-8, purport to effect a variety of changes that would require either or both an amendment of the Company’s corporate charter and/or a repeal or opt-out by the Company from all or a portion of MUTA. Specifically, Other Bender Proposals 3, 4, 5 and 6 each purport to effect changes that expressly require charter amendments in order to be effective and achieve the stated result. Separately, Other Bender Proposal 2, a By-law amendment to permit the calling of special meetings of stockholders by the holders of 25% of the issued and outstanding shares, directly conflicts with MGCL §3-805, which provides that notwithstanding any provision in the charter or bylaws to the contrary, only stockholders entitled to cast a majority of all votes to be cast at the meeting can request a special meeting of stockholders. Separately, Other Bender Proposal 5 purports to directly call for a charter amendment prohibiting the Company from electing to be subject to MUTA. Even if the charter amendment called for in Other Bender Proposal 5 were somehow enacted, it would not be effective to repeal the Company’s prior valid MUTA election.

Under Maryland law, only a corporation’s board of directors can take the steps necessary to initiate a charter amendment by (1) adopting a resolution which sets forth the proposed amendment and declaring that it is advisable and (2) directing that the proposed amendment be submitted for consideration at either an annual or a special meeting of the stockholders. MGCL §2-604(c). Similarly, only the board of directors

Daniel F. Duchovny, Esq.

May 12, 2008

can “opt out” of all or a portion of MUTA to which it has previously elected to be subject. MGCL §§3-802(b)(3) and 3-802(c). Therefore, and contrary to the proponent’s assertions, Other Bender Proposals 2 through 6 must be recast as non-binding recommendations to the Board in order to be valid subjects for stockholder action under the MGCL and the Company’s charter and By-laws.

In addition, and contrary to statements in the Bender Proxy Statement, the charter amendment posed by Other Bender Proposal 6 would not operate to repeal, modify or otherwise limit the Company’s previously-adopted Stockholder’s Rights Plan (the “Rights Plan”). The proposed amendment by its terms is limited to “stock” and not securities generally, so by its terms it would not cover purchase rights under the Rights Plan. Additionally, under MGCL §2-201(c), Maryland provides unique recognition of a board of director’s decision to set the terms and conditions of a stockholder rights plan in its sole discretion. MGCL §2-201(c) is not accompanied by overriding language that permits a different rule to be set forth in a corporation’s charter or bylaws. Accordingly, even if the amendment is intended to limit the operation of the Rights Plan, it would fail to do so because it is directly inconsistent with law (i.e., MGCL §2-201(c)). See MGCL §2-104(b)(1).

As requested, we have revised the disclosure under “Other Matters” commencing on page 32 to disclose that Other Bender Proposals 2 through 6 will be considered inappropriate for stockholder action and the Chairman of the Annual Meeting will rule the proposals out of order unless they are reworded and presented at the Annual Meeting as “precatory” or “advisory” proposals; that is, recommendations that the Board take the actions requested. Additionally, the revised disclosure provides that if such proposals are reframed as precatory proposals and are properly brought before the Annual Meeting, the persons named on the enclosed proxy intend to use their discretionary authority to vote against such proposals.

Other Business, page 31

8.	We note that you intend to use discretionary authority to vote against the Other Bender Proposals. Please provide us with your detailed legal analysis, supported by the relevant facts, to support your conclusion that Rule 14a-4(c) provides you with the necessary authority in this respect.

Response: Rule 14a–4(c)(1) allows a company to exercise discretionary voting authority where the company did not have notice of the matter by a date more than 45 days before the month and day in the current year corresponding to the date on which the company first mailed its proxy materials for the prior year’s annual meeting of shareholders, or by a date established by an advance notice provision. The timeliness of the Other Bender Proposals is governed by TVI’s advance notice By-law. The Company has acknowledged that it received notice of the Other Bender Proposals within the period prescribed by its advance notice By-law.

Rule 14a–4(c)(2) addresses a company’s ability to exercise discretionary voting authority notwithstanding its receipt of “timely” advance notice of a proposal submitted outside of Rule 14a-8 in connection with an annual meeting of stockholders. Unless the proponent makes timely disclosure of an intention to solicit proxies as discussed in the paragraph

Daniel F. Duchovny, Esq.

May 12, 2008

below, a company may still use discretionary authority to vote on the matter if raised at the meeting if it includes, in the proxy statement, advice on the nature of the matter and how the company intends to exercise its discretion to vote on the matter. In the adopting release, the SEC explained that the requirement that a company “advise” of the nature of the matter is a lower standard than “discuss.” SEC Release No. 34-40018 (May 28, 1998). Accordingly, a company’s proxy statement need only give a brief description of the proposals, but must include any other information required under Rule 14a-9. If the company complies with Rule 14a-4(c)(2) it need not include a separate voting box on the proxy card with respect to any of the proposals submitted outside of Rule 14a-8 that may be properly raised at the meeting. In such a circumstance, a stockholder’s execution of a proxy card will confer discretionary voting authority on these matters to the proxy holders.

Nevertheless, Rule 14a-4(c)(2) precludes a company from exercising discretionary voting authority on matters for which it has received timely and adequate advance notice if the proponent additionally provides the company with a written statement that it intends to solicit the percentage of stockholder votes required to carry the proposal, followed with specified evidence that the stated percentage has actually been solicited. The rule requires a proponent to provide the company with written notice within the timeframe established by paragraph 14a–4(c)(1). In order to help ensure that the notice has been provided in good faith, Rule 14a–4(c)(2) also requires the proponent to repeat the statement (that it intends to solicit enough proxies to prevail) in its proxy materials.

Under these rules, the Company has the ability to use discretionary authority to vote proxies it receives against all of the Other Bender Proposals if actually and properly raised at the Annual Meeting, since neither Bender nor anyone else on his behalf provided the Company with written notice within the time frame provided in TVI’s advance notice By-law provision that Bender or anyone else intended to solicit proxies in support of his proposals representing at least a majority of votes entitled to be cast at the annual meeting. This is uncontested. In fact prior to the undersigned’s receipt of the email referred to in the next sentence, Mr. Bender and Jeffrey Squires, his legal counsel and co-director nominee, repeatedly stated, both orally and in writing, that they did not intend to solicit proxy voting authority. The undersigned, as counsel for TVI, did receive an email from Mr. Jeffrey Squires on May 1, 2008 purporting to provide the notice. However, this communication is untimely and ineffective and the undersigned has so notified Mr. Squires in writing, receipt of which Mr. Squire has acknowledged.

9.	With respect to each of the Other Bender Proposals, please disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company.

Response: See the revised disclosure under “Other Matters” commencing on page 32.

Appendix A

10.	With respect to your disclosure in this section under the heading “Miscellaneous Information Concerning Participants,” please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Response: The qualified phrase has been deleted.

Daniel F. Duchovny, Esq.

May 12, 2008

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We trust the foregoing has adequately responded to your inquiries regarding future filings. Should you have any additional questions or comments, please feel free to contact the undersigned at 410-347-8707, or D. Scott Freed at 410-347-8763.

Sincerely,

/S/ FRANK S. JONES, JR.
cc:	Sean R. Hunt D. Scott Freed	Frank S. Jones, Jr.